SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Adamas Pharmaceuticals, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

00548A106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00548A106	13 G	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). aeris Capital Equity Investments, L.P. (“Aeris”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,012,128 shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,012,128 shares.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,012,128 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 00548A106	13 G	Page 3 of 5

ITEM 1(A).	NAME OF ISSUER

Adamas Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2200 Powell Street, Suite 220
Emeryville, CA 94608

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by aeris Capital Equity Investments, L.P. (“Aeris”). The foregoing entity is referred to as the “Reporting Person.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for the Reporting Person is:

c/o Avalon Management Ltd
Landmark Sq, 1st Floor, P.O. BOX 715
Grand Cayman, E9 KY1-1107

ITEM 2(C)	CITIZENSHIP

Aeris is a Cayman Island limited partnership.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 00548A106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

	(a)	Amount beneficially owned:

See Row 9 of cover page for the Reporting Person.

	(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:	See Row 5 of cover page for the Reporting Person.

		(ii)	Shared power to vote or to direct the vote:	See Row 6 of cover page for the Reporting Person.

		(iii)	Sole power to dispose or to direct the disposition of:	See Row 7 of cover page for the Reporting Person.

		(iv)	Shared power to dispose or to direct the disposition of:	See Row 8 of cover page for the Reporting Person.

CUSIP NO. 00548A106	13 G	Page 4 of 5

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Aeris, the general and limited partners of such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.
Page4 of 5

CUSIP NO. 00548A106	13 G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

aeris Capital Equity Investments, L.P.	/s/ Ralph Woodford
Director

Page 5 of 5